UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Transaction in Own Shares

3 February 2022

Shell plc (the ‘Company’) announces that on 3 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
03/02/2022	2,100,000	£19.7380	£19.3400	£19.5366	LSE
03/02/2022	550,000	£19.7360	£19.3480	£19.5435	BATS (BXE)
03/02/2022	250,000	£19.7320	£19.3580	£19.5376	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Transaction in Own Shares

Attachment

  Transaction in Own Shares (https://ml-eu.globenewswire.com/Resource/Download/9d9f20ac-5abe-4f9c-9f78-c22bd6c8758e)

Transaction in Own Shares

4 February 2022

Shell plc (the ‘Company’) announces that on 4 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
04/02/2022	246,199	£20.2000	£19.9840	£20.1618	LSE
04/02/2022	51,529	£20.1700	£19.9800	£20.0603	BATS (BXE)
04/02/2022	19,602	£20.1500	£19.9780	£20.0568	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares (https://ml-eu.globenewswire.com/Resource/Download/712b1731-eb84-4840-9c47-d5dae0162f92)

Transaction in Own Shares

7 February 2022

Shell plc (the ‘Company’) announces that on 7 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
07/02/2022	893,747	£20.5000	£20.2450	£20.4057	LSE
07/02/2022	166,686	£20.4100	£20.2450	£20.3746	BATS (BXE)
07/02/2022	103,074	£20.4500	£20.2550	£20.4014	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction in Own Shares (https://ml-eu.globenewswire.com/Resource/Download/4fa43949-906f-4c04-b97e-2aad3162482a)

Transaction in Own Shares

8 February 2022

Shell plc (the ‘Company’) announces that on 8 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
08/02/2022	1,964,763	£20.8000	£19.9360	£20.3818	LSE
08/02/2022	1,000,000	£20.6900	£19.9640	£20.3494	BATS (BXE)
08/02/2022	500,000	£20.7950	£20.0500	£20.4031	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares (https://ml-eu.globenewswire.com/Resource/Download/9989ba16-cc58-490a-9381-e0707e04f008)

Transaction in Own Shares

9 February 2022

Shell plc (the ‘Company’) announces that on 9 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
09/02/2022	1,480,465	£20.3850	£19.7680	£20.0664	LSE
09/02/2022	1,100,000	£20.3750	£19.7680	£20.0641	BATS (BXE)
09/02/2022	500,000	£20.3850	£19.7680	£20.0397	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares (https://ml-eu.globenewswire.com/Resource/Download/2ac4b9ba-f479-4f51-a679-fb8eb6c97797)

Transaction in Own Shares

10 February 2022

Shell plc (the ‘Company’) announces that on 10 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
10/02/2022	1,400,000	£20.4000	£19.9540	£20.2005	LSE
10/02/2022	1,000,000	£20.4000	£19.9640	£20.1998	BATS (BXE)
10/02/2022	500,000	£20.4050	£19.9660	£20.1996	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 100222 (https://ml-eu.globenewswire.com/Resource/Download/0db95aeb-13c8-4d5a-b6cd-b34ed507c164)

Transaction in Own Shares

11 February 2022

Shell plc (the ‘Company’) announces that on 11 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
11/02/2022	1,250,000	£20.4900	£19.9880	£20.2079	LSE
11/02/2022	1,000,000	£20.4900	£19.9920	£20.1974	BATS (BXE)
11/02/2022	500,000	£20.4900	£19.9460	£20.1867	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction in Own Shares 110222 (https://ml-eu.globenewswire.com/Resource/Download/423c14ba-8638-41eb-badb-aa199beb6ecc)

Transaction in Own Shares

14 February 2022

Shell plc (the ‘Company’) announces that on 14 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
14/02/2022	1,225,000	£20.4350	£19.8880	£20.0716	LSE
14/02/2022	1,000,000	£20.4350	£19.8860	£20.0744	BATS (BXE)
14/02/2022	500,000	£20.4350	£19.8860	£20.0781	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 140222 (https://ml-eu.globenewswire.com/Resource/Download/26e0f9bf-80ba-402f-bae7-bbccc4fff5fb)

Transaction in Own Shares

15 February 2022

Shell plc (the ‘Company’) announces that on 15 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
15/02/2022	1,450,000	£20.1150	£19.4920	£19.7596	LSE
15/02/2022	900,000	£20.1200	£19.4980	£19.7650	BATS (BXE)
15/02/2022	400,000	£20.1150	£19.4980	£19.7647	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 150222 (https://ml-eu.globenewswire.com/Resource/Download/dc67c671-a648-43e0-b49e-5dd65623adfc)

Transaction in Own Shares

16 February 2022

Shell plc (the ‘Company’) announces that on 16 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
16/02/2022	1,200,000	£20.2600	£19.8500	£20.1300	LSE
16/02/2022	900,000	£20.2650	£19.8540	£20.1285	BATS (BXE)
16/02/2022	400,000	£20.2650	£19.8580	£20.1289	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 160222 (https://ml-eu.globenewswire.com/Resource/Download/65c80217-8949-4c94-b7f6-88cd103a5366)

Transaction in Own Shares

17 February 2022

Shell plc (the ‘Company’) announces that on 17 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
17/02/2022	1,450,000	£20.0700	£19.5300	£19.7422	LSE
17/02/2022	900,000	£20.0800	£19.5220	£19.7606	BATS (BXE)
17/02/2022	400,000	£20.0800	£19.5260	£19.7651	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 170222 (https://ml-eu.globenewswire.com/Resource/Download/305fc217-8adf-4c39-a7da-ef471dc61ceb)

Transaction in Own Shares

18 February 2022

Shell plc (the ‘Company’) announces that on 18 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
18/02/2022	1,435,000	£19.9400	£19.4900	£19.6229	LSE
18/02/2022	900,000	£19.9380	£19.4860	£19.6278	BATS (BXE)
18/02/2022	400,000	£19.9400	£19.4860	£19.6281	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 180222 (https://ml-eu.globenewswire.com/Resource/Download/cb672d21-99ca-44d8-be1e-462c41a37608)

Transaction in Own Shares

21 February 2022

Shell plc (the ‘Company’) announces that on 21 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
21/02/2022	1,500,000	£19.7140	£19.3300	£19.5191	LSE
21/02/2022	947,632	£19.7120	£19.3340	£19.5228	BATS (BXE)
21/02/2022	350,000	£19.7100	£19.3380	£19.5226	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 210222 (https://ml-eu.globenewswire.com/Resource/Download/228af0af-41a3-444a-ada8-cec0bd61681b)

Transaction in Own Shares

22 February 2022

Shell plc (the ‘Company’) announces that on 22 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
22/02/2022	1,450,000	£19.9920	£19.4840	£19.7962	LSE
22/02/2022	900,000	£19.9940	£19.4940	£19.8016	BATS (BXE)
22/02/2022	400,000	£19.9940	£19.4960	£19.8019	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 220222 (https://ml-eu.globenewswire.com/Resource/Download/1f4a1c30-e1e2-4f74-be18-a0c97bd73d6f)

Transaction in Own Shares

23 February 2022

Shell plc (the ‘Company’) announces that on 23 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
23/02/2022	1,750,000	£19.6340	£19.2900	£19.4735	LSE
23/02/2022	600,000	£19.6360	£19.2860	£19.4746	BATS (BXE)
23/02/2022	400,000	£19.6360	£19.2860	£19.4754	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 230222 (https://ml-eu.globenewswire.com/Resource/Download/6b04d007-00a6-495e-944b-cab461f24e9c)

Transaction in Own Shares

24 February 2022

Shell plc (the ‘Company’) announces that on 24 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
24/02/2022	1,700,000	£20.3100	£19.1320	£19.7350	LSE
24/02/2022	600,000	£20.3100	£19.1440	£19.7363	BATS (BXE)
24/02/2022	400,000	£20.3100	£19.1320	£19.7385	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 240222 (https://ml-eu.globenewswire.com/Resource/Download/3c55f889-decb-4793-9196-ee053a4235d1)

Transaction in Own Shares

25 February 2022

Shell plc (the ‘Company’) announces that on 25 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
25/02/2022	1,490,096	£20.1200	£19.2980	£19.7588	LSE
25/02/2022	900,000	£20.1250	£19.3200	£19.7561	BATS (BXE)
25/02/2022	400,000	£20.1200	£19.3000	£19.7537	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 250222 (https://ml-eu.globenewswire.com/Resource/Download/75754970-4a61-4870-9986-8f84c90ba8e3)

Transaction in Own Shares

28 February 2022

Shell plc (the ‘Company’) announces that on 28 February 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
28/02/2022	1,400,000	£20.1750	£19.2700	£19.6469	LSE
28/02/2022	900,000	£20.1650	£19.2740	£19.6482	BATS (BXE)
28/02/2022	400,000	£20.1650	£19.2760	£19.6445	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 280222 (https://ml-eu.globenewswire.com/Resource/Download/d7e855c7-3de3-4432-9e05-43644c66a065)

Transaction in Own Shares

1 March 2022

Shell plc (the ‘Company’) announces that on 1 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
01/03/2022	1,400,000	£19.8640	£19.2760	£19.5974	LSE
01/03/2022	900,000	£19.8500	£19.2800	£19.5972	BATS (BXE)
01/03/2022	400,000	£19.8560	£19.2780	£19.5970	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 010322 (https://ml-eu.globenewswire.com/Resource/Download/174ca419-1918-4e78-a482-3a6d023288c9)

Transaction in Own Shares

2 March 2022

Shell plc (the ‘Company’) announces that on 2 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
02/03/2022	1,250,000	£20.6200	£19.7020	£20.4200	LSE
02/03/2022	900,000	£20.6200	£19.7020	£20.4260	BATS (BXE)
02/03/2022	400,000	£20.6200	£19.7260	£20.4255	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

•	Transaction in Own Shares 020322 (https://ml-eu.globenewswire.com/Resource/Download/8b73d155-f075-4dbe-94a4-58d7ccb6675f)

Transaction in Own Shares

3 March 2022

Shell plc (the ‘Company’) announces that on 3 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
03/03/2022	1,488,399	£20.7900	£19.3360	£20.0743	LSE
03/03/2022	800,000	£20.7900	£19.3680	£20.0168	BATS (BXE)
03/03/2022	322,766	£20.7800	£19.3340	£20.1134	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 030322 (https://ml-eu.globenewswire.com/Resource/Download/9a101239-adff-45c6-88bd-f9d70a3155fd)

Transaction in Own Shares

4 March 2022

Shell plc (the ‘Company’) announces that on 4 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
04/03/2022	1,550,000	£19.2400	£18.4420	£18.7051	LSE
04/03/2022	900,000	£19.2400	£18.4520	£18.7197	BATS (BXE)
04/03/2022	400,000	£19.2420	£18.4560	£18.7206	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

Transaction in Own Shares 040322 (https://ml-eu.globenewswire.com/Resource/Download/68062f73-665f-498c-88fe-14977f9ed8e7)

Transaction in Own Shares

7 March 2022

Shell plc (the ‘Company’) announces that on 7 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
07/03/2022	1,400,000	£19.9920	£18.6600	£19.5949	LSE
07/03/2022	925,000	£19.9880	£18.9000	£19.5778	BATS (BXE)
07/03/2022	425,000	£19.9860	£18.8540	£19.5778	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 070322 (https://ml-eu.globenewswire.com/Resource/Download/d546edae-35ea-4e2f-a94c-ab7bd626a498)

Transaction in Own Shares

8 March 2022

Shell plc (the ‘Company’) announces that on 8 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
08/03/2022	1,399,929	£20.4600	£19.5300	£20.0360	LSE
08/03/2022	900,000	£20.5300	£19.5280	£20.0303	BATS (BXE)
08/03/2022	400,000	£20.4800	£19.5300	£20.0348	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 080322 (https://ml-eu.globenewswire.com/Resource/Download/ba51d861-8159-4339-9a7c-9f4292a5ddb0)

Transaction in Own Shares

9 March 2022

Shell plc (the ‘Company’) announces that on 9 March 2022 it purchased the following number of Shares for cancellation.

 Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
09/03/2022	1,300,000	£20.6400	£19.7960	£20.1270	LSE
09/03/2022	675,223	£20.6750	£19.8720	£20.2048	BATS (BXE)
09/03/2022	400,000	£20.6600	£19.7960	£20.1314	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 090322 (https://ml-eu.globenewswire.com/Resource/Download/640a66e8-fc4c-4e31-ae0d-465a1adaae95)

Transaction in Own Shares

10 March 2022

Shell plc (the ‘Company’) announces that on 10 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
10/03/2022	1,500,000	£20.1000	£19.4800	£19.7542	LSE
10/03/2022	900,000	£20.1150	£19.4820	£19.7501	BATS (BXE)
10/03/2022	400,000	£20.0950	£19.4820	£19.7597	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 100322 (https://ml-eu.globenewswire.com/Resource/Download/61987876-0bfb-4e2d-91dd-4cbbe32e9357)

Transaction in Own Shares

11 March 2022

Shell plc (the ‘Company’) announces that on 11 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
11/03/2022	1,200,000	£20.1950	£19.4180	£19.8188	LSE
11/03/2022	900,000	£20.2000	£19.4180	£19.7741	BATS (BXE)
11/03/2022	400,000	£20.2000	£19.4200	£19.8191	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction in Own Shares 110322 (https://ml-eu.globenewswire.com/Resource/Download/8a6d4138-cebe-42d0-aa5f-bebc232f5491)

Transaction in Own Shares

14 March 2022

Shell plc (the ‘Company’) announces that on 14 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
14/03/2022	1,200,000	£19.5020	£19.1060	£19.3167	LSE
14/03/2022	900,000	£19.5560	£19.1040	£19.3176	BATS (BXE)
14/03/2022	400,000	£19.5640	£19.1160	£19.3195	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 140322 (https://ml-eu.globenewswire.com/Resource/Download/8890af8f-af41-4b73-aa94-e91b7956f5fb)

Transaction in Own Shares

15 March 2022

Shell plc (the ‘Company’) announces that on 15 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
15/03/2022	1,300,000	£19.4000	£18.7240	£18.9987	LSE
15/03/2022	900,000	£19.3820	£18.7240	£18.9887	BATS (BXE)
15/03/2022	400,000	£19.3820	£18.7240	£18.9880	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 150322 (https://ml-eu.globenewswire.com/Resource/Download/e46ecfce-cc23-454c-a904-8d759ae62181)

Transaction in Own Shares

16 March 2022

Shell plc (the ‘Company’) announces that on 16 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
16/03/2022	1,350,000	£19.4840	£18.9740	£19.1625	LSE
16/03/2022	900,000	£19.4840	£18.9780	£19.1662	BATS (BXE)
16/03/2022	400,000	£19.4840	£18.9780	£19.1653	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 160322 (https://ml-eu.globenewswire.com/Resource/Download/d12fec01-1b88-4c9c-b711-043a57c58b63)

Transaction in Own Shares

17 March 2022

Shell plc (the ‘Company’) announces that on 17 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
17/03/2022	650,000	£19.5820	£19.0600	£19.3811	LSE
17/03/2022	1,400,000	£19.5860	£19.0680	£19.3830	BATS (BXE)
17/03/2022	600,000	£19.5820	£19.0600	£19.3813	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 170322 (https://ml-eu.globenewswire.com/Resource/Download/91b6e1b3-579b-4c16-a88d-2e06c5319048)

Transaction in Own Shares

18 March 2022

Shell plc (the ‘Company’) announces that on 18 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
18/03/2022	1,000,000	£19.6000	£19.1960	£19.4251	LSE
18/03/2022	1,200,000	£19.5960	£19.1780	£19.4143	BATS (BXE)
18/03/2022	400,000	£19.5980	£19.1940	£19.4258	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 180322 (https://ml-eu.globenewswire.com/Resource/Download/2989fa6d-5c4d-4432-b87c-fe06cb4e9c26)

Transaction in Own Shares

21 March 2022

Shell plc (the ‘Company’) announces that on 21 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
21/03/2022	1,200,000	£20.2000	£19.5420	£20.0394	LSE
21/03/2022	950,000	£20.2700	£19.6740	£20.0483	BATS (BXE)
21/03/2022	350,000	£20.1700	£19.6920	£20.0409	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Transaction in Own Shares 210322 (https://ml-eu.globenewswire.com/Resource/Download/876a5adc-a956-4c06-a50c-60a8cc1de17a)

Transaction in Own Shares

22 March 2022

Shell plc (the ‘Company’) announces that on 22 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
22/03/2022	1,650,000	£20.4750	£20.0350	£20.2416	LSE
22/03/2022	250,698	£20.0900	£20.0350	£20.0601	BATS (BXE)
22/03/2022	600,000	£20.4750	£20.0300	£20.2257	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 220322 (https://ml-eu.globenewswire.com/Resource/Download/88083e60-d9c1-4ce8-97ee-66b81b82210c)

Transaction in Own Shares

23 March 2022

Shell plc (the ‘Company’) announces that on 23 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
23/03/2022	524,401	£20.6600	£20.1350	£20.5529	LSE
23/03/2022	114,917	£20.4750	£20.1300	£20.3121	BATS (BXE)
23/03/2022	192,388	£20.6600	£20.1300	£20.5764	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 230322 (https://ml-eu.globenewswire.com/Resource/Download/a55651cd-7609-4d4d-8202-803367e1cd98)

Transaction in Own Shares

24 March 2022

Shell plc (the ‘Company’) announces that on 24 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
24/03/2022	2,168,512	£21.0400	£20.7600	£20.9714	LSE
24/03/2022	2,905	£20.7500	£20.7450	£20.7481	BATS (BXE)
24/03/2022	800,000	£21.0200	£20.7600	£20.9525	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 240322 (https://ml-eu.globenewswire.com/Resource/Download/88faba98-cde4-415a-8b2c-d0e1ebba1bdd)

Transaction in Own Shares

25 March 2022

Shell plc (the ‘Company’) announces that on 25 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
25/03/2022	1,400,000	£21.2200	£20.5550	£20.8935	LSE
25/03/2022	494,198	£21.0500	£20.5550	£20.8271	BATS (BXE)
25/03/2022	450,000	£21.2150	£20.5550	£20.9048	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 250322 (https://ml-eu.globenewswire.com/Resource/Download/763bf428-0891-4c89-aef4-8b505b6aa61f)

Transaction in Own Shares

28 March 2022

Shell plc (the ‘Company’) announces that on 28 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
28/03/2022	1,000,000	£21.1850	£20.6150	£20.9247	LSE
28/03/2022	800,000	£21.1850	£20.6250	£20.9277	BATS (BXE)
28/03/2022	600,000	£21.1850	£20.6200	£20.9279	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 280322 (https://ml-eu.globenewswire.com/Resource/Download/2f55149c-7338-45ca-8273-a5990fce51a2)

Transaction in Own Shares

30 March 2022

Shell plc (the ‘Company’) announces that on 29 March 2022 it purchased the following number of Shares for cancellation.

This announcement was not made at the time required by Listing Rule 12.4.6R as the Company did not receive the report detailing the transaction until 11:00 as a result of a power outage affecting parts of London on 29 and 30 March 2022.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
29/03/2022	827,395	£21.1350	£20.2150	£20.8331	LSE
29/03/2022	606,145	£21.1300	£20.2650	£20.8443	BATS (BXE)
29/03/2022	212,627	£21.1300	£20.2100	£20.8246	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 290322 (https://ml-eu.globenewswire.com/Resource/Download/58a1cbd0-412a-4523-8486-dd32c11b3bd8)

Transaction in Own Shares

30 March 2022

Shell plc (the ‘Company’) announces that on 30 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
30/03/2022	1,200,000	£21.1400	£20.5050	£20.9178	LSE
30/03/2022	800,000	£21.1400	£20.5100	£20.9169	BATS (BXE)
30/03/2022	400,000	£21.1400	£20.4950	£20.9143	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

 Attachment

  Transaction in Own Shares 300322 (https://ml-eu.globenewswire.com/Resource/Download/e9b24c4b-2600-4503-ae72-256671736d24)

Transaction in Own Shares

31 March 2022

Shell plc (the ‘Company’) announces that on 31 March 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per Share (GBP)	Venue
31/03/2022	1,200,000	£21.2100	£20.7850	£21.0328	LSE
31/03/2022	800,000	£21.2100	£20.7850	£21.0354	BATS (BXE)
31/03/2022	400,000	£21.2100	£20.7850	£21.0302	Chi-X (CXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 03 February 2022

In respect of this arrangement, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from 3 February 2022 up to and including 4 May 2022

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares 310322 (https://ml-eu.globenewswire.com/Resource/Download/a67edeef-22fc-4633-bb4e-d2f488b8b8f2)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: April 11, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary